                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                    Subject Company: Canal+ S.A.
                                                     Commission File No. 82-2270


                 THE FOLLOWING IS A PRESENTATION PREPARED WITH
          RESPECT TO THE PROPOSED STRATEGIC BUSINESS COMBINATION AMONG
           THE SEAGRAM COMPANY LTD., VIVENDI S.A. AND CANAL PLUS S.A.
                                ON JUNE 20, 2000



                              Vivendi, Seagram and
                                     Canal+

                            [VIVENDI UNIVERSAL LOGO]

                         CREATION OF VIVENDI UNIVERSAL,
                               A GLOBAL MEDIA AND
                             COMMUNICATIONS COMPANY


[GRAPHIC]                                                          JUNE 20, 2000

[VIVENDI UNIVERSAL LOGO]                                                Contents

                          -  MISSION AND STRATEGY
                          -  AN ATTRACTIVE TRANSACTION
                          -  THE WINNING COMBINATION
                          -  A UNIQUE OPPORTUNITY

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]


             The first company to combine premier global and local
                  content with next generation digital internet

                              [ARROW DOWN GRAPHIC]

         Vivendi Universal will meet the digital age consumers' desire to get exactly what they want - when they want it - anywhere they may be - more effectively than any other company.

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]                             A friendly three-way merger


                       [FLOW CHART OF VIVENDI UNIVERSAL]


     -   The ideal company for the second generation of the Internet:

         -   The full range of premier content for the Internet revolution:
         -   Music:      no. 1 worldwide
         -   Films:      no. 2 worldwide
         -   Games:      no. 1 worldwide in PC games software
         -   Publishing: strong positions in medical information (world no. 3)
                         and in education

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
[VIVENDI UNIVERSAL LOGO]                                        Strategic vision


     -   The Second Generation Internet is driven by:

         -   High-speed performance
         -   Multi-access


                Consumers
              (in millions)         1999                2005

               Digital TV            15                  100

               WAP and 3rd
               generation mobile       0                  300

               Internet PC           140                 300

               Game consoles          0                   45

               Source: research notes

     -   Content is driving growth on the Internet
         - in particular, music is exploding on the Internet...and leading the way

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
[VIVENDI UNIVERSAL LOGO]                                       Vivendi Universal


     -   An ideal fit in terms of content


                             VIDEO   PUBLISHING   MUSIC

         VIVENDI                         xx
         CANAL +              xx
         UNIVERSAL            xx                   xx
         Total                xx         xx        xx

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

[VIVENDI UNIVERSAL LOGO]                              Vivendi Universal brands


Theme parks                  Games                    Music

[UNIVERSAL STUDIOS LOGO]     [FLIPSIDE.COM LOGO]      [UNIVERSAL LOGO]
                             [SIERRA LOGO]            [MCA LOGO]
Publishing                                            [PHILIPS LOGO]
                                                      [DECCA LOGO]
[HAVAS LOGO]                 TV                       [DEUTSCHE GRAMMOPHON LOGO]
[HARRAP LOGO]                                         [BROADWAY CATALOG LOGO]
[KLEIO.FR LOGO]              [CANAL + LOGO]
                             [CANAL SATELLITE LOGO]   Movies
Internet                     [TELEPIU LOGO]
                                                      [UNIVERSAL LOGO]
[VIZZAVI LOGO]                                        [STUDIO CANAL LOGO]
[SCOOT LOGO]
[@VISO LOGO]

Telephony

[CEGETEL LOGO]
[SFR LOGO]
[XFERA LOGO]

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
[VIVENDI UNIVERSAL LOGO]                                   Vizzavi: the power of
                                                            combined content and
                                                                    distribution


     -   The default home page for 80 million subscribers

     - Wireless Internet access: by far the largest reach through mobile customers

     - Leverages mobile and TV subscriber bases to win the battle for the PC: bundled Vizzavi/PC internet access offered to mobile and TV subscribers

     - Content: music, movies, games, sports, news, finance, education, health, jobs...

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]                                                 Vizzavi

             Portal interface : personalised services, content and
                              commerce (examples)
Personal services &          Search                        Content
  communications
                      -   Search engine              -  Information
- E mail              -   Directories (Scoot)            -   News (sfractu)
                      -   Live help services             -   Weather
- Address book                                           -   Business/
                             Commerce                        financial news (LaVf.com)
- Calendar                                               -   Healthcare (@Medica)
                      -   Banking
- Unified messaging       (E-Loan)                   -   Entertainment
                      -   Reservations (Allo.Cine)       -   Sports (C+)
- Forum/Chat/         -   Classified ads                 -   Movies (C+)
  Instant messaging       (Bonjour/Scoot)                -   Games (WON)
                      -   Auctions
- Context services    -   Shopping (Buy.com)         -   Data base
                                                         -   Education (Education.com)
                                                         -   Dictionary

                                                     -   Context content
                                                         -   Location specific

                                 Customer Care
-   Administration / personalization           -   Help, users guides, contact
-   Billing (view my bill)

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
[VIVENDI UNIVERSAL LOGO]                                              Universal:
                                                        the world no. 1 in music

Europe: no. 1 in pop music

Germany
- Rammstein
Denmark
- Aqua
Italy
- Andrea Boccelli
- Zucchero                      Ireland
UK                              - U2
- Police                        - The Cranberries
- Elton John                    - Boyzone
- Eric Clapton                  Spain
- Texas                         - Enrique Iglesias
- The Rolling Stones            - Rosana
- Rod Stewart                   - Sergio Dalma
- The Who                       ... and many others

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[VIVENDI UNIVERSAL LOGO]                                              Universal:
                                                        the world no. 1 in music

Europe: no. 1 in classical music

France
-   Pierre Boulez                          Germany
-   Augustin Dumay                         -   Dietrich Fisher-Diskau
-   Jean-Yves Thibaudet                    -   Anne-Sophie Mutter
-   Christophe Rousset                     -   Herbert von Karajan
-   Regine Crespin                         Italy
-   Katia et Marielle Labeque              -   Cecilia Bartoli
Spain                                      -   Claudio Abado
-   Placido Domingo                        -   Ricardo Muti
-   Montserrat Caballe                     -   Luciano Pavarotti
-   Jose Carreras                          -   Renata Tebaldi
Portugal                                   UK
-   Maria Joao Pires                       -   London symphony orchestra
Austria                                    -   English Chamber orchestra
-   The Wiener Philharmonic Orchestra      -   Sir Georg Solti
-   Alfred Brendel                         -   Kathleen Ferrier
Sweden                                     -   Academy of St Martin in the field
-   Anne-Sophie von Otter                  -   Sir Colin Davis
                                               ... and many others

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
[VIVENDI UNIVERSAL LOGO]                                              Universal:
                                                        the world no. 1 in music

France: no. 1 in pop music

Florent Pagny                                        Maurice Chevalier
Mylene Farmer            Nino Ferrer                 Eddy Mitchell
Barbara                  Les Freres Jacques          Yves Montand
Serge Gainsbourg         France Gall                 Jeanne Moreau
                         Juliette Greco              Mouloudji
Jane Birkin
Claude Francois          Khaled                      Raymond Devos
Arthur H                 Kojak                       Stephane Eicher
Daniel Balavoine         Serge Lama                  Lara Fabian
Axel Bauer               Bernard Lavilliers          Faudel
Alain Bashung            Maxime le Forestier         Jean Ferrat
La Cliqua                Michel Legrand              Niagara
Coluche                  Enrico Macias               Noir Desir
Dalida                   Manau                       Mc Solar
Leo Ferre                Maurane                     ... and Johnny Hallyday!

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
[VIVENDI UNIVERSAL LOGO]                                              Universal:
                                                        the world no. 1 in music

Americas: no. 1

-   Shania Twain                   -   Caetano Veloso

-   Dr. Dre                        -   Sisqo

-   Bob Marley                     -   Eminem

-   Marvin Gaye                    -   Hanson

-   Jimi Hendrix                   -   Bee Gees

-   Sheryl Crow                    -   Barry White
                                       ...and many others
-   Jay-Z

-   Bon Jovi

-   Ella Fitzgerald

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
[VIVENDI UNIVERSAL LOGO]                                              Universal:
                                                        the world no. 1 in music

Well-known record labels

-   Deutsche Grammophon         -   Mercury
-   Decca                       -   Motown
-   GRP                         -   Philips
-   Impulse                     -   Polydor
-   MCA                         -   Universal
-   Verve                       -   Interscope
-   Island                      -   Geffen
-   Def Jam                     -   A&M
-   MCA Nashville

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
[VIVENDI UNIVERSAL LOGO]                              Huge film and TV libraries


                TV SERIES                               FILMS

                 - Kojak                             - Gladiator
            - Murder she wrote                       - The Mummy
              - Magnum P.I.                         - American Pie
                - Columbo                            - Bruce Lee
               - Miami Vice                         - Patch Adams
              - Motown Live                       - Jurassic Park 2
            - Woody Woodpecker                    - Erin Brockovitch
       - Alfred Hitchcock Presents              - Shakespeare in Love
                                                  - Schindler's List
                                                    - Notting Hill
                                            - Four Weddings and a Funeral

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]


                               Vivendi Universal

                                  [ARROW DOWN]

     -   A multi-content, multi-access, multi-cultural group

     - A fully-integrated group to offer consumers all the benefits of convergence and capture the value chain for shareholders

[GRAPHIC]

                            [VIVENDI UNIVERSAL LOGO]


                            An attractive transaction

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
[VIVENDI UNIVERSAL LOGO]                               An attractive transaction


     -   Vivendi / Seagram exchange ratio
         1 Seagram share = 0.7 Vivendi share
                         = USD 77 per share

                                  Reference      Implied premium

                  Last quote       USD 53              + 45%

                  2000 average     USD 55              + 40%

                  Premiums in line with recent US transactions

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
[VIVENDI UNIVERSAL LOGO]                               An attractive transaction


     -   Vivendi-Seagram transaction protected by a collar mechanism

         - Exchange ratio adjustment in a collar of +/- 12.5% around $110.5 (20 day average up to closing)

         - Beyond +/- 12.5%, Seagram shareholders will participate in the upside / downside

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
[VIVENDI UNIVERSAL LOGO]                               An attractive transaction


     - A friendly transaction with the backing of Seagram's Bronfman family shareholders:

         - The Seagram Board has recommended the transaction and has committed to submitting it to its shareholders

         - The Bronfman family, which represents about 25% of Seagram's share capital, has committed to voting its shares in favour of the transaction

         - The Seagram Board has granted Vivendi an option to subscribe 19.9% of Seagram's shares in case of a superior proposal that the Board recommends

         - The Bronfman family and Philips have committed to voting their shares in favor of the transaction and not to sell their shares (36% of the share capital)

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
[VIVENDI UNIVERSAL LOGO]                               An attractive transaction


     -   Canal+

         -   At the conclusion of the transaction, the shareholders will hold:

             -   Vivendi Universal shares (2/1)

             - shares in the new company editing the programmes of the premium French channel (regulated activities) on a cost + fee basis
                 Fee = 50 m euros pre-tax

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]                               An attractive transaction


     -   Vivendi Universal will control, via its 100% subsidiary, Canal+:

         -   100% of the subscriber base in France

         -   activities outside France (Telepiu, Sogecable, etc.)

         -   CanalSatellite and all DTH platforms

         -   Canal+ Technologies

         -   StudioCanal, MTH

     - And will own, in line with French regulations, 49% of the regulated activities of Canal+ (premium channel

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
[VIVENDI UNIVERSAL LOGO]                               An attractive transaction


     -   Timetable
         June 19: Signature des traites de fusion entre Vivendi, Seagram et Canal+

         End of August: Legal documents to be sent to shareholders of Seagram,
                        Vivendi and Canal+

         Sep.-Nov.:     Extraordinary Shareholders' Meetings of all three
                        partners, following approval of different authorities concerned.

     -   The transaction is subject to:
         --   anti-trust approvals in the EU, USA and Canada
         --   Canadian regulatory approval of foreign investments

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
[VIVENDI UNIVERSAL LOGO]                               An attractive transaction


     -   USD 77 per Seagram share for a total consideration of USD 33.8 billion

     - Within the range of the target prices consensus (USD 70 - 78) and the sum-of-the-parts estimate

                                  [ARROW DOWN]

             Price reflects Seagram's stand-alone consensus value.

               Synergies will fully benefit all Vivendi Universal
                                 shareholders.

[GRAPHIC]

                            [VIVENDI UNIVERSAL LOGO]


                           The winning combination...
                             The leading company for
                                 the digital age


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
[VIVENDI UNIVERSAL LOGO]                                 The winning combination

- Operating organization

                                VIVENDI UNIVERSAL

                                  [FLOW CHART]

  100 %                100 %               100 %            CONTROLE                 100 %
  Image(*)             Publishing          Music            Telecommunications       Internet
  Pierre Lescure       Eric Licoys         Doug Morris      Philippe Germond         Philippe Germond



  (*) TV, films, theme parks



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
[VIVENDI UNIVERSAL LOGO]                                 The winning combination

 Corporate governance

- Board

     - Vivendi's 14 existing directors

     - 5 new directors from Seagram: 3 Bronfman family representatives and 2 independent directors

- Executives

     - Jean-Marie Messier: Chairman of the Board and CEO

     - Edgar Bronfman Jr: Vice chairman

     - Eric Licoys and Pierre Lescure: co-COOs


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
[VIVENDI UNIVERSAL LOGO]                                 The winning combination


- Executive Committee

     - Jean-Marie Messier, Edgar Bronfman Jr, Eric Licoys, Pierre Lescure, Philippe Germond, and Guillaume Hannezo (CFO)

- Integration Committee

     - Members of the Executive Committee + 2 operating executives from each division (total of about 20 people)

     - Identify and implement all synergies: cross distribution, new marketing initiatives, new business models, new services, new products


[GRAPHIC]

                            [VIVENDI UNIVERSAL LOGO]

                              A unique opportunity


[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]                                    A unique opportunity

         Vivendi: a consistent strategy for over 15 years, with an outstanding track record in value creation



        Stages                                                            Investment     Market consensus
        ------                                                            ----------     ----------------
     Canal+ (1985, 1997, 1999)                                               3.2                  13

     Havas : acquisition (1997/98), refocusing                                 4                  10

     Havas Interactive : acquisition (1999), restructuring                   0.8             1.2 - 2

     BSkyB : investment in 1999                                              2.9                   9

     Cegetel                                                                 0.5                  24

     Internet : creation of VivendiNet (100%) and Vizzavi (50%) in 2000        1               15-25


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
[VIVENDI UNIVERSAL LOGO]                                    A unique opportunity
                                                              Music: key content


     -    A strong conviction : music was born for the Internet

          -    Today only 5% of the population buys 75% of the music sold

          - The Internet opens up a whole new range of new opportunities (PC, mobiles, interactive TV, games...)

               - The Internet enables the fertilization of products Music: photos, biographies, videos, concerts...

               - The Internet enables interactivity between consumers and artists

               -    The Internet enables customized offers



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
[VIVENDI UNIVERSAL LOGO]                                    A unique opportunity
                                                              Music: key content


     -    On line music sales

          -    Decrease in inventory

          -    Decrease in costs

          -    Strong volume increase

     - Predictable emergence of new music consumer models thanks to the Internet

          For example

          " Subscriptions for unlimited access to an entire catalogue (classical, rap or folk) "

          " Pay per listen "



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
[VIVENDI UNIVERSAL LOGO]                                    A unique opportunity
                                                              Music: key content


     -    Mobile and digital devices will drive development of new products

          -    Mobile telephone/ walk-man

          -    << home-stocking >> of music on CDs & DVDs

          - For each CD bought a Vizzavi connection kit including information on the artist is offered

          -    Temporary exclusivity of new singles on Vizzavi

          - Cross-promoting and joint loyalty programs on the entire range of Vivendi/Universal services/products


          - European implementation of the Farm Club, a Universal Music innovation

          -    Musical postcards...

     - In Europe, Vizzavi will be the default home page for 80 million mobile and interactive TV users


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
[VIVENDI UNIVERSAL LOGO]                                    A unique opportunity
                                                           Films & entertainment

     -    In the short term

          - Securitized access to Universal movies, for Canal+'s European distribution network

          - Commercial synergies between Universal Studios/StudioCanal's film catalogues

          -    Optimization of film distribution in Europe

          -    Use of film/TV characters in Havas Interactive's games

          - Synergies between Universal's and Havas Interactive's activities in the game sector

     -    In the medium term

          - Video downloading, on-line movies: a huge potential for Canal+/Universal's n(degree)1 worldwide film catalogue

          -    Use of catalogue to create TV Channels


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
[VIVENDI UNIVERSAL LOGO]                                    A unique opportunity
                                                           Exceptional synergies

     - Costs : a (EURO)400m before tax p.a. target derived from economies of scale

     -    Sales

          - Vizzavi: Universal's attractive content will increase Vizzavi's European penetration

          - Vizzavi will distribute Universal's ancillary products/services on the Internet: portal content and e-commerce ARPU should increase

          -    Increase of Universal's European market share

          - SFR and Canal+ will increase their client base and customer loyalty

                                  [DOWN ARROW]

                         Anticipated incremental EBITDA
                          + (EURO)600m by 2002 and more


[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]                                    A unique opportunity
                                                           Exceptional synergies

     - Significant value creation potential, even relative to the Company market capitalization

          -    Management incentives will be closely linked to this target

          - A detailed synergy plan will be defined in the coming weeks and will be implemented under the supervision of the Integration Committee


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
[VIVENDI UNIVERSAL LOGO]                                    A unique opportunity
                                                                a powerful group

          -    Vivendi Universal post-merger

                                                                  2001 PF net assets
                                                              -------------------------
                                                                Eur bn              %
            - ACCESS                                            60 - 72             44%

            - Content                                           40 - 48             28%

            - Aggregation                                       20 - 25             15%

            - Environmental services                            11 - 12              8%

            - Cash and investments at the parent company          7 - 8              5%
                                                              -------------------------
            - TOTAL                                           138 - 165            100%

        Source : market consensus



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
[VIVENDI UNIVERSAL LOGO]                                    A unique opportunity
                                                                  a strong group


     -    Core communications activities are debt-free and are cash generating



               Proforma post-merger                      Eur bn
                                                         ------
               - Consolidated net debt of

                 Vivendi Universal Communications            2

               - Debt located in businesses                 (4)
                                                         ------
               - Parent company cash                       + 2

                 + convertibles                           +3.7



               - Estimated net cash flow (*)

                   -   2001                              + 0.7

                   -   2002                              + 2.6



              (*) After listing of VE, Acquisition of 7.5% in Cegetel, and disposals



[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]


                                   CONCLUSION



[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]


    The first company to combine premier global and local content with next generation digital internet

                                  [DOWN ARROW]


  Vivendi Universal will meet the digital age consumers' desire to get exactly what they want - when they want it - anywhere they may be - more effectively than any other company.


[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]                                   Safe-Harbor Statement


     This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

     The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

     Investors and security holders are urged to read the joint proxy statement/prospectus regarding the strategic business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

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
                              Vivendi, Seagram and
                                     Canal+

                            [VIVENDI UNIVERSAL LOGO]

                        Creation of Vivendi Universal, a
                                global media and
                             communications company

[GRAPHIC]                                                          June 20, 2000

                            [VIVENDI UNIVERSAL LOGO]


                             Not a holding company.

                A simple and transparent communication company.

[GRAPHIC]